EXHIBIT 99.1

Auna Announces 4Q24 and FY 2024 Financial Results

Adjusted EBITDA increases 20.1% FXN in FY 2024 and Net Operating Cash Flows increase 15% YoY

Luxembourg, March 10, 2025 – Auna (NYSE: AUNA) (“Auna” or the “Company”), a leading healthcare platform in Latin America with operations in Mexico, Peru, and Colombia, today announced financial results for the fourth quarter ended December 31, 2024 (“fourth quarter 2024” or “4Q24”) and full year ended 2024 (“full-year 2024” or “FY24”). Financial results are expressed in Peruvian Soles (“S/” or PEN”) and are presented in accordance with International Financial Reporting Standards (“IFRS”), unless otherwise noted.

4Q24 Consolidated Highlights

●	Consolidated Revenue increased 4% YoY to S/1,063 million, or +11% FXN

●	Adjusted EBITDA increased 19% YoY to S/254 million, or +28% FXN

●	Adjusted EBITDA Margin expanded 3.1 p.p. YoY to 23.9%

●	Adjusted Net Income increased to S/36 million, from S/(6) million in 4Q23

●	Leverage Ratio improved to 3.6x from 3.7x in 3Q24 and 4.5x in 4Q23

FY24 Consolidated Highlights

●	Consolidated Revenue increased 13% YoY to S/4,386 million, or +12% FXN

●	Adjusted EBITDA increased 20% YoY to S/993 million, or +20.1% FXN

●	Adjusted EBITDA Margin expanded 1.4 p.p. YoY to 22.6%

●	Adjusted Net Income increased to S/146 million, from S/14 million in FY23

●	Oncology Plans MLR was 53.0%, improving 2.4 p.p. from FY23

●	Consolidated total capacity utilization increased to 66.4%, up 2.6 p.p. from FY23

Message from Auna’s Executive Chairman and President

Auna closed the year with another strong quarter, successfully delivering on our full-year 2024 guidance of 20% FXN Adjusted EBITDA growth. Net Income improved to S/124 million from a loss of S/214 million in 2023.

This performance was driven by continued momentum in Mexico, where the AunaWay’s implementation and its patient-centered model continue delivering tangible results, by Peru, our most mature and predictable market that continues to deliver excellent results, and by the resilience of our Colombian operations in the face of ongoing challenges with certain payors.

We also strengthened our balance sheet, reducing our Leverage Ratio to 3.56x Net Debt-to-Adjusted EBITDA, marking further progress toward our medium-term target of less than 3.00x. Importantly, we generated positive Adjusted Net Income of S/146 million for the year.

Our commitment to advancing healthcare through a value-based care model remains central to our strategy. This approach - integrating data-driven decision-making, physician engagement, and patient-centered care - continues to drive sustainable growth while enhancing medical resolution, optimizing resource utilization, and improving financial performance.

In Peru, our fully integrated healthcare and plans business remained strong, as we continue harvesting returns on earlier investments that we made to build, integrate and scale this business. Peru continues to demonstrate the consistent earnings power of Auna’s business model when it is operating at scale.

In Mexico, revenue growth and profitability continued to strengthen, as the AunaWay gained additional traction in this key market. Additionally, on March 7th we announced the signing of an exclusive five-year agreement with a physician group practicing at Organización Para Cuidado Integral en Oncología, S.A. de C.V., also known as Opción Oncología, the premier oncology ambulatory clinic in Monterrey. This strategic partnership strengthens Auna’s commitment to becoming the leading oncology provider in Mexico and marks a significant step in consolidating oncology services within Auna Mexico.

In Colombia, we remain confident in the market’s long-term potential while proactively addressing near-term challenges. Regulatory intervention affecting certain payors, including Nueva EPS, continues to create uncertainty in the sector. In response, we began phasing out select services to Nueva EPS in Antioquia in 1Q25 and adjusting service modalities in other regions, while securing a payment plan for its outstanding balances. Although we have made encouraging progress with Nueva EPS and still expect to recover our receivables, we continue to reallocate service volumes to other payors and diversify our payor mix to strengthen cash flow reliability and operational stability. While this transition may introduce short-term volatility, it ultimately enhances our financial position and flexibility in the country.

Also, early this year we welcomed two distinguished C-suite executives from Mexico to our Board of Directors. Their leadership and complementary expertise further enhance Auna’s governance as we scale operations, particularly in Mexico. With these additions, we have increased both independent directors and female representation, reinforcing our commitment to strong decision-making and diversity.

Looking ahead, we expect continued growth in our markets, focusing on increasing efficiencies across our network and expanding access to high-quality healthcare. We are particularly excited about OncoMexico’s potential with a disruptive product in the country’s insurance market. Auna continues to maintain its internal guideline of 20% FXN Adjusted EBITDA growth annually. In 2025, achieving this goal will depend on the performance of our operations in Colombia. While we have strong momentum across the business, external factors—particularly the challenges posed by the intervened EPSs in Colombia—introduce significant uncertainty. These industry-wide headwinds, rather than any change in our operational performance, will be a key factor in determining the final outcome. We remain focused on executing our AunaWay strategy and are confident in our ability to drive growth and profitability across our markets. We also intend to further reduce debt as we expect to generate additional excess cash flow in 2025.

As we enter the new year, Auna is well-positioned to advance our mission and deliver significant value to patients, partners, and shareholders.

Overview of 4Q24 and Full-Year 2024 Consolidated Results

Revenues increased 4% YoY to S/1,063 million, or 11% FXN, as a result of Auna’s improving service mix and pricing across its networks, with revenues in local currency (“L.C.”) increasing 9% in Mexico, 10% in Peru, and 14% in Colombia. FY24 revenues increased 13% YoY, or 12% FXN, with annual L.C. revenues increasing 8% in Mexico, 13% in Peru, and 14% in Colombia.

In Mexico, the network improved its services mix and pricing across its three hospitals, similar to the Peruvian healthcare network. In Colombia, risk-sharing models with payors gained traction. In addition, the Oncosalud Peru segment continued expanding its membership base.

Adjusted EBITDA increased 19% YoY, or 28% FXN, to S/254 million, with margin expanding 3.1 p.p. to 23.9%, resulting from an operating profit increase of 46% and an expansion in operating margin of 5.1 p.p. to 17.9%. Operating profit included provisions for impairment losses in Colombia of S/9 million.

In FY24, Adjusted EBITDA was S/993 million, increasing 20% YoY, or 20.1% FXN, in line with Auna’s 2024 annual guidance. Operating profit increased 40% in FY24, representing a 17.9% operating margin, and included: i) a one-time 3Q24 S/44 million reversal of the holdback from the acquisition of OCA in Mexico, and ii) full-year impairment losses of trade accounts receivable in Colombia of S/28 million. Consolidated Adjusted EBITDA in FY24 excludes the above-mentioned holdback reversal.

Net finance costs were S/155 million in 4Q24 versus S/302 million in 4Q23. Net interest expenses, excluding FX effects, would have been S/132 million in 4Q24 and S/352 million in 4Q23, a decrease of S/220 million or 63%. 4Q23 included S/215 million of refinancing costs executed in the quarter related to the exchange of Auna’s 6.500% Senior Notes due 2025 (the “2025 Notes”) and private loan repayments. The FX impact in 4Q24 includes a negative non-cash accounting amount of S/24 million versus S/50 million of positive non-cash accounting FX impact in 4Q23, mainly due to the depreciation of the Peruvian Sol against the US Dollar, outside the range of Auna’s call-spread hedge.

In FY24, Net finance costs were S/609 million and included net interest expenses of S/567 million and a negative non-cash FX effect of S/42 million, versus net finance costs of S/691 million in FY23 that included net interest expenses of S/767 million and a positive non-cash FX effect of S/76 million due to the appreciation of the Peruvian Sol relative to the US Dollar.

Net Income was S/24 million in 4Q24, compared to a Net Loss of S/219 million in 4Q23. On a per-share basis, Auna reported Net Income of S/0.30 based on a weighted average number of basic and diluted shares of 74,175,144. In FY24 Net Income was S/124 million compared to Net Loss of S/214 million in FY23. On a per-share basis, annual Net Income was S/1.63 based on a weighted average number of basic and diluted shares of 67,500,074.

Adjusted Net Income was S/36 million in 4Q24, versus a loss of S/6 million in 4Q23. On a per-share basis, Auna reported Adjusted Net Income of S/0.47 based on a weighted average number of basic and diluted shares of 74,175,144. In FY24 Adjusted Net Income was S/146 million compared to Adjusted Net Income of S/14 million in FY23. On a per-share basis, Adjusted Net Income in FY24 was S/1.97 based on a weighted average number of basic and diluted shares of 67,500,074.

Business performance

HEALTHCARE SERVICES MEXICO

(Explanations of variances are in local currency unless expressed otherwise)

Auna′s Healthcare Services and AunaSeguros operations in Mexico accounted for 25% of consolidated revenues and 37% of consolidated Adjusted EBITDA.

AUNA

Segment Highlights - Mexico

(Figures in millions of Soles and millions of US Dollars, unless expressed otherwise)

					Δ 4Q'24 vs 4Q'23		Δ 4Q'24 vs 3Q'24		Δ FY 24 vs FY 23
Healthcare Services Mexico Key Operating Metrics		4Q'24 (USD)	4Q'24	FY 24	As Reported	Local Currency	As Reported	Local Currency	As Reported	Local Currency
Beds	#		708	708	0%		0%		0%
Surgeries	# (000)		5.1	21.0	4%		-9%		2%
Emergency treatments	# (000)		9.7	37.1	2%		12%		0%
Operating capacity utilization	%		65.1%	63.7%	4.2 p.p.		-0.1 p.p.		0.4 p.p.
Total capacity utilization	%		43.3%	42.4%	2.8 p.p.		-0.1 p.p.		0.3 p.p.
Key Financial Metrics
Segmenet Revenue		71	268	1195	-6%	9%	-15%	-10%	6%	8%
Segment Adjusted EBITDA		25	93	410	13%	30%	-18%	-13%	7%	10%
Segment Adjusted EBITDA margin	%		34.7%	34.3%	5.7 p.p.		-1.3 p.p.		0.4 p.p.

Segment revenue in Mexico increased 9% YoY in 4Q24 due to higher volumes and improved ticket mix in hospitalization services and ICU therapy services. The improved revenue mix is the result of strategic service pricing across payor tiers in Auna’s network, which resulted in increased surgery and ICU therapy service volumes at OCA and DHE, and increased hospitalization volume at DHE. Total capacity utilization was 43.3% in 4Q24, an increase of 2.8 p.p. versus 4Q23, while operating capacity utilization increased 4.2 p.p. to 65.1% in 4Q24 compared to 4Q23.

In FY24, revenues increased 8% versus FY23, supported by a redistribution of services and related price adjustments for surgeries, hospitalizations, and ICU therapies across Auna’s network of hospitals. Full-year 2024 consolidated total capacity utilization was 42.4%, while consolidated operating capacity was 63.7%, both increasing slightly over FY23.

Segment Adjusted EBITDA increased 30% YoY in 4Q24 and 10% in FY24, as a result of increased revenues and cost efficiencies in 4Q24, added to the impact of pharmacy procurement and equipment rentals optimization in 4Q23. Adjusted EBITDA Margin increased YoY 5.7 p.p. to 34.7% in 4Q24 and grew 0.4 p.p. to 34.3% in FY24.

PERU OPERATIONS: HEALTHCARE SERVICES PERU AND ONCOSALUD PERU

Auna′s Healthcare Services and Oncosalud Peru accounted for 42% of consolidated revenues and 38% of consolidated Adjusted EBITDA.

AUNA

Segment Highlights - Peru Consolidated (Healthcare Services + Oncosalud Peru)

(Figures in millions of Soles and millions of US Dollars, unless expressed otherwise)

Healthcare Services Peru and Oncosalud Peru Key Financial Metrics		4Q'24 (USD)	4Q'24	FY 24	Δ 4Q'24 vs 4Q'23	Δ 4Q'24 vs 3Q'24	Δ FY 24 vs FY 23
Revenue		117	442	1,748	10%	-1%	13%
Healthcare Services Peru		65	245	996	9%	-4%	13%
Oncosalud Peru		73	276	1,071	13%	1%	15%
Holding and Eliminations (*)			(79)	(318)	18%	-1%	21%
Consolidated Peru Adjusted EBITDA		25	96	371	33%	-1%	51%
Healthcare Services Peru		6	24	139	35%	-39%	85%
Oncosalud Peru		19	72	232	32%	24%	36%
Consolidated Peru Adj. EBITDA margin	%		21.7%	21.2%	3.8 p.p.	0.1 p.p.	5.4 p.p.
Healthcare Services Peru			9.6%	14.0%	1.9 p.p.	-5.4 p.p.	5.4 p.p.
Oncosalud Peru			26.1%	21.7%	3.7 p.p.	4.8 p.p.	3.4 p.p.

(*) Relates to intersegment revenue elimination.

AUNA

Segment Highlights - Peru (Healthcare Services)

Healthcare Services Peru Key Operating Metrics		4Q'24 (USD)	4Q'24	FY 24	Δ 4Q'24 vs 4Q'23	Δ 4Q'24 vs 3Q'24	Δ FY 24 vs FY 23
Beds	#		375	375	0%	0%	0%
Surgeries	# (000)		5	20	-3%	-4%	0%
Emergency treatments	# (000)		45	178	-2%	-6%	-1%
Operating capacity utilization	%		77.2%	81.8%	-4.3 p.p.	-7.9 p.p.	4.1 p.p.
Total capacity utilization	%		67.6%	71.6%	-3.0 p.p.	-6.9 p.p.	4.2 p.p.
Key Financial Metrics
Revenue		65	245	996	9%	-4%	13%
External revenues		47	176	718	6%	-5%	9%
Intercompany revenue		18	69	278	17%	-1%	23%
Segment Adjusted EBITDA		6	24	139	35%	-39%	85%
Segment Adjusted EBITDA margin	%		9.6%	14.0%	1.9 p.p.	-5.4 p.p.	5.4 p.p.

AUNA

Segment Highlights - Peru (Oncosalud Peru)

Oncosalud Peru Key Operating Metrics		4Q'24 (USD)	4Q'24	FY 24	Δ 4Q'24 vs 4Q'23	Δ 4Q'24 vs 3Q'24	Δ FY 24 vs FY 23
Plan memberships	# (000)		1,365	1,365	7%	5%	7%
Oncological Plans	# (000)		998	998	2%	2%	2%
Average monthly revenue per plan membership		16.26	61.19	58.92	0%	0%	1%
Preventive check-ups	# (000)		28	106	28%	7%	-11%
Patients treated	# (000)		6	59	-16%	-32%	3%
MLR	%			57.3%			3.5 p.p.
Oncological Plans	%			53.0%			2.4 p.p.
Key Financial Metrics
Revenue		73	276	1071	13%	1%	15%
External revenues		71	265	1030	13%	1%	15%
Intercompany revenue		3	10	40	25%	2%	11%
Segment Adjusted EBITDA		19	72	232	32%	24%	36%
Segment Adjusted EBITDA margin	%		26.1%	21.7%	3.7 p.p.	4.8 p.p.	3.4 p.p.

Total revenue from Peru increased 10% YoY in 4Q24 to S/442 million. This growth was primarily driven by a 7% rise in plan memberships and a 9% increase in revenue in the Healthcare Services business. While Oncosalud Peru grew its group membership base, Healthcare Services increased its revenues through pricing optimization in key services provided at the Lima network and through an increase in hospitalizations and external consultations at Clínica Chiclayo that resulted from capturing a broader population from payors. Furthermore, Clínica Vallesur contributed to revenue growth with the expansion of its gastroenterology and endoscopy floor, while Clínica Piura added surgery capacity. The 4.2 p.p. YoY decrease in Peru’s 4Q24 operating capacity utilization to 77.2%, and total capacity utilization decreasing 3.0 p.p. to 67.6% versus 4Q23 relates to the impact of seasonality in surgeries at Clínica Delgado and the additional capacity at Clínica Piura.

In FY24, revenues increased 13% compared to FY23, supported by (i) an improved revenue mix in the Lima network, (ii) growth in the provinces through shifts in their revenue mix to higher complexity services and by reaching a larger population, and (iii) an increase in Healthcare Plan memberships. Peru’s total capacity utilization for FY24 reached 71.6%, a 4.2 p.p. YoY increase, while operating capacity utilization was 81.8%, up 4.1 p.p. during the same period.

Adjusted EBITDA increased 33% YoY to S/96 million in 4Q24, with the margin increasing 3.8 p.p. to 21.7% in 4Q24 and 5.4 p.p. to 21.2% in FY24. The growth in Adjusted EBITDA was primarily driven by increases in revenues resulting from optimizing service flows between healthcare facilities and concentrating specialties within the network hospitals, as well as from sustained growth in plan memberships. COGS and SG&A reflect support behind these improvements and also included additional pharma costs, preventive maintenance for medical equipment, and incremental medical staffing services to support growth across the country.

The FY24 MLR from oncology plans was 53.0%, up 2.4 p.p. YoY, a result of cost adjustments and incremental use of treatments, partially offset by intercompany pricing.

HEALTHCARE SERVICES COLOMBIA

(variance explanations are in local currency unless expressed otherwise)

Auna′s Healthcare services operations in Colombia accounted for 33% of consolidated revenues and 26% of consolidated Adjusted EBITDA.

AUNA

Segment Highlights - Colombia

(Figures in millions of Soles and millions of US Dollars, unless expressed otherwise)

					Δ 4Q'24 vs 4Q'23		Δ 4Q'24 vs 3Q'24		Δ FY 24 vs FY 23
Healthcare Services Colombia Key Operating Metrics		4Q'24 (USD)	4Q'24	FY 24	As Reported	Local Currency	As Reported	Local Currency	As Reported	Local Currency
Beds	#		1,131	1,131	1%		1%		1%
Surgeries	# (000)		11	47	-2%		-8%		-1%
Emergency treatments	# (000)		37	151	12%		-16%		11%
Operating capacity utilization	%		88.0%	90.0%	-8.7 p.p		-2.1 p.p		0.5 p.p
Total capacity utilization	%		78.9%	79.6%	-5.9 p.p		-3.3 p.p		3.3 p.p
Key Financial Metrics
Segment Revenue		94	353	1,443	6%	14%	-3%	3%	21%	14%
Segment Adjusted EBITDA		18	66	218	14%	23%	46%	55%	12%	6%
Segment Adjusted EBITDA margin	%		18.6%	15.1%	1.4 p.p		6.3 p.p		-1.2 p.p.

Segment revenue from Colombia increased 14% YoY in 4Q24, primarily driven by the gradual implementation of risk-sharing models in Antioquia, including Prospective Global Payments (“PGP”) for cardiovascular services, and the addition of 14 ICU beds in Barranquilla, with both initiatives contributing to higher tickets to the revenue mix. The quarter also included a positive impact on total revenues in Colombia from price adjustments for services provided during the year and agreed-upon in 4Q24. Revenues in FY24 increased 14% versus FY23, mainly due to additional high complexity services, including hemodynamics, electrophysiology, and neuro interventions.

Total capacity utilization in Colombia in FY24 was 79.6%, a YoY increase of 3.3 p.p., while 4Q24 total capacity utilization decreased 5.9 p.p. to 78.9% from 4Q23 and fell 3.3 p.p. from 3Q24.

The decreases in total and operating capacity utilization are the result of proactive management of contracted services with payors and efficiency measures applied to hospital beds, both designed to prioritize cash generation over growth.

Segment Adjusted EBITDA increased 23% YoY in 4Q24, with Adjusted EBITDA Margin increasing 1.4 p.p. to 18.6%. The increase in Adjusted EBITDA was driven by specific factors in 4Q24, including price adjustments for services provided in previous quarters and agreed-upon in 4Q24, and year-end recognition of procurement rebates. Adjusted EBITDA margins included additional provisions for impairment losses of S/9 million on account receivables.

In FY24, Adjusted EBITDA increased 6%, with a margin of 15.1%, reflecting moderate growth in line with our strategy, and included the effects of full-year impairment losses of S/28 million.

Balance Sheet & Cash Flow

Consolidated Debt

AUNA

Consolidated Debt

(Figures in millions of Soles and millions of US Dollars, unless expressed otherwise)

	Dec-24 (USD)	Dec-24	Dec-23	Δ Dec-24 vs
				Dec-23
(+) Loans and borrowings	962	3,620	3,762	-4%
Short term debt	174	654	385	70%
Long term debt	788	2,966	3,376	-12%
(+) Lease Liabilities	39	148	158	-6%
Gross Debt	1,001	3,768	3,920	-4%
(-) Cash and cash equivalents / marketable securities	63	236	241	-2%
Net Debt	938	3,532	3,678	-4.0%
Leverage Ratio		3.6x	4.5x	-0.9x

Gross Debt at the close of 4Q24 decreased S/152 million, or 4%, versus 4Q23 to S/3,768 million, mainly due to (i) a S/226 million decrease in FX driven by a 17% depreciation of the MXN/PEN exchange rate for debt in Mexican Pesos, and (ii) a S/151 million decrease related to the net impact of the amortization of financial leases in Colombia and Peru, partially offset by an increase in short-term debt due to higher working capital requirements. The increase in short-term debt reflects Auna’s organic growth, particularly in Peru and Mexico.

Debt Leverage Ratio decreased to 3.6x at the end of 4Q24, consistent with the Company's deleveraging plan, which has a medium-term target of less than 3.0x Net Debt-to-Adjusted EBITDA.

Consolidated Debt Amortization Profile

AUNA

Debt Amortization profile

(Figures in millions of Soles, unless expressed otherwise)

	Total	Leases	Y1	Y2	Y3	Y4	Y5	Y6+
Loans and Borrowings	3,620	0	654	293	382	1,046	1,193	52
Financial Leases	55	0	18	14	9	3	3	7
Operating Leases	93	93	0	0	0	0	0	0
Gross Debt	3,768	93	673	307	391	1,049	1,196	59

As of 4Q24. Excludes interest. Reflects figures post-refinancing. Y1 = January 2025 to December 2025, Y2 = January 2026 to December 2026, Y3 = January 2027 to December 2027, Y4 = January 2028 to December 2028, Y5 = January 2029 to December 2029, and Y6+ = January 2030 to September 2035.

In December 2024, Auna successfully closed a private placement of USD 57,826,321 aggregate principal amount of its 10.000% Senior Secured Notes due 2029 (the "Additional 2029 Notes"). The proceeds from the Additional 2029 Notes were used to fully redeem the outstanding amount of its 2025 Notes at a redemption price of 101.625% of the principal amount thereof plus interest to, but excluding, the redemption date. The Additional 2029 Notes were issued as additional notes under the indenture governing the outstanding USD 253,010,840 million in aggregate principal amount of Auna’s 10.000% Senior Secured Notes due 2029 and issued on December 18, 2023. As a result, the total aggregate principal amount outstanding of Auna's 10.000% Senior Secured Notes due 2029 is USD 310,837,161.

Cashflow and Cash Conversion Cycle

AUNA

Highlights - Cash Flows

(Figures in millions of Soles and millions of US Dollars, unless expressed otherwise)

	FY 24 (USD)	FY 24	FY 23	Δ FY 24 vs FY 23
Net cash from operating activities	178	668	582	15%
Net cash used in investing activities	(63)	(237)	(173)	37%
Net cash used in financing activities	(111)	(418)	(370)	13%
Cash and cash equivalents at the end of the period	63	236	241	-2%

	LTM Dec-23	LTM Sep-24	LTM Dec-24
Days Sales Outstanding	74	81	83
Days Inventory Outstanding	36	38	39
Days Payable Outstanding	100	115	116
Cash Conversion Cycle	10	5	6

*Measured on an average basis according to last twelve months results.

Net cash from operating activities increased 15% YoY, or S/86 million, to S/668 million for the twelve months ended December 31, 2024. Cash generated from operating activities during this period increased S/161 million, or 24%, partially offset by an S/80 million increase in tax payments in Mexico and Peru, due to higher profits.

Net cash in investing activities increased 37% YoY, or S/64 million, to S/237 million during 2024 and included (i) a S/22 million reduction in organic maintenance CapEx, (ii) a S/60 million reduction in inorganic CapEx related to the acquisition of Dentegra in 2023, (iii) a S/30 million payment to OCA shareholders, and (iv) a S/95 million cash recovery of the IMAT Oncomedica guarantee trust fund in 2023.

Net cash used in financing activities during FY24 was S/418 million, an increase of 13%, or S/48 million, versus 2023. Cash used included S/502 million in interest and hedge premium payments, partially offset by net IPO proceeds of S/17 million and related refinancing activities. The comparable 2023 period included S/255 million from proceeds and repayment of certain indebtedness and financial obligations, S/618 million in interest payments associated with bridge loans and private placement notes, as well as payments for hedge premiums.

Auna Broadens and Strengthens Organizational Governance

Auna continued strengthening its corporate governance with the appointment of two additional independent directors, Teresa Gutierrez and Guadalupe Phillips, to its Board of Directors, effective January 1, 2025. Ms. Gutierrez, who leads Tesla in Mexico, has held senior roles at Rappi, Mattel, Nestlé, McKinsey, and Procter & Gamble, and serves on multiple private and public company boards. She brings expertise in e-commerce, logistics, and gender equality. Ms. Phillips, CEO of ICA, has extensive experience in construction, infrastructure, and media, and holds board positions at ICA, Grupo Televisa, Openbank, Volaris, and Grupo Axo. With the addition of these two directors, Auna’s Board now comprises nine members, including five independent directors.

About AUNA

Auna is a leading healthcare platform in Latin America with operations in Mexico, Peru, and Colombia, prioritizing prevention and concentrating on high-complexity diseases that contribute the most to healthcare expenditures. Our mission is to transform healthcare by providing access to a highly integrated healthcare offering in the underpenetrated markets of Spanish-Speaking Americas. Founded in 1989, Auna has built one of Latin America′s largest modern healthcare platforms that consists of a horizontally integrated network of healthcare facilities and a vertically integrated portfolio of oncological plans and selected general healthcare plans. As of December 31, 2024, Auna’s network included 31 healthcare network facilities, consisting of hospitals, outpatient, prevention and wellness facilities with a total of 2,323 beds, and 1.4 million healthcare plans.

For more information visit www.aunainvestors.com

Conference Call Details

When: 8:00 a.m. Eastern time, March 11, 2025

Who: Mr. Suso Zamora, Executive Chairman of the Board and President; Mrs. Gisele Remy, Chief Financial Officer and Executive Vice President; Mr. Lorenzo Massart, Executive Vice President of Strategy and Equity Capital Markets.

Dial-in: +1 888 596 4144 (U.S. domestic), +1 646 968 2525 (International)
Passcode: 3884034

To access Auna′s financial results call via telephone, callers need to press # to be connected to an operator.

Webcast: click here

Definitions and Concepts

Figures in US dollars (US$ or USD) for 4Q24 are presented for indicative purposes and were calculated using an FX rate of US$1= S/3.764. All comparisons in this announcement are year-over-year (“YoY”), unless otherwise noted; additionally, results are presented in an FX neutral basis (“FXN”) for consolidated revenues, consolidated cost of sales and services, consolidated selling and administrative expenses and consolidated adjusted EBITDA, as well as, in local currency for the Mexico and Colombia segments, to eliminate the effect of foreign exchange, or “FX,” volatility between the comparison periods.

Financial results are preliminary and subject to year-end audit.

Use of Non-IFRS Financial Measures

This release includes financial measures defined as “non-IFRS financial measures” by the SEC, including: EBITDA, EBITDA Margin, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted LTM EBITDA, Segment EBITDA, Segment EBITDA Margin, Segment Adjusted EBITDA, Segment Adjusted EBITDA Margin, Consolidated Peru Adjusted EBITDA, Consolidated Peru Adjusted EBITDA Margin, Adjusted Net Income, Adjusted Net Income, Basic and Diluted EPS, Adjusted Basic and Diluted EPS, Leverage Ratio and FX Neutral because we believe they assist investors and analysts in comparing our operating performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance.

In addition, management and our board of directors use these non-IFRS financial measures to assess our financial performance and believe they are helpful in highlighting trends in our core operating performance, while other measures can differ significantly depending on long-term strategic decisions regarding the growth of our business. These are not measures of operating performance under IFRS and have limitations as analytical tools. You should not consider such measures either in isolation or as substitutes for analyzing our results as reported under IFRS. Additionally, our calculations of EBITDA, Segment EBITDA, Adjusted EBITDA, Adjusted Net Income, EBITDA Margin, Adjusted EBITDA Margin, Adjusted Net Income Margin, FX Neutral and Leverage Ratio may be different from the calculations used by other companies for similarly titled measures, including our competitors, and therefore may not be comparable to those of other companies.

EBITDA: is calculated as profit (loss) before tax for the period plus net finance cost and depreciation and amortization. EBITDA is a key metric used by management and our board of directors to assess our financial performance.

EBITDA Margin: is calculated as EBITDA divided by total revenue from contracts with customers.

Adjusted EBITDA: is calculated as profit (loss) before tax for the period plus net finance cost, depreciation and amortization, pre-operating expenses for projects under construction, business development (income) expenses for expansion into new markets, change in fair value of earn-out liabilities, stock-based consideration and personnel non-recurring compensation.

Adjusted EBITDA Margin: is calculated as Adjusted EBITDA divided by total revenue from contracts with customers.

Adjusted Last Twelve Month (“LTM”) EBITDA: is calculated by adding the last four quarters beginning with the corresponding period.

Segment EBITDA: is calculated as segment profit before tax plus net finance cost and depreciation and amortization.

Segment EBITDA Margin: is calculated as segment EBITDA divided by total segment revenue from contracts with customers.

Segment Adjusted EBITDA: is calculated as segment profit (loss) before tax for the period plus net finance cost, depreciation and amortization, pre-operating expenses for projects under construction, business development (income) expenses for expansion into new markets, change in fair value of earn-out liabilities, stock-based consideration and personnel non-recurring compensation.

Segment Adjusted EBITDA Margin: is calculated as segment Adjusted EBITDA divided by total Segment revenue from contracts with customers.

AUNA

Adjusted EBITDA Reconciliation

(Figures in millions of Soles and millions of US Dollars, unless expressed otherwise)

				Δ 4Q'24 vs		Δ FY 24 vs
	4Q'24 (USD)	4Q'24	FY 24	4Q'23	3Q'24	FY 23
Profit (Loss) before Tax	10	37	184	-122%	-71%	-248%
(+) Net Finance Cost	41	155	609	-49%	50%	-12%
(+) Depreciation and Amortization	14	52	219	-8%	-5%	-7%
(=) EBITDA	65	244	1,012	30%	-14%	26%
(+) Adjustments	2.7	10.0	-18.4
(a) Pre-operating expenses	0.0	0.0	2.3
(b) Business development expenses	0.7	2.6	-39.9
(c ) Change in fair value of earn-out liabilities	0.0	0.0	0.0
(d) Stock-based consideration	0.8	2.9	9.1
(e ) Personnel non-recurring compensation	1.2	4.6	10.1
(=) Adjusted EBITDA	68	254	993	19%	2%	20%
Adjusted EBITDA Margin		23.9%	22.6%	3.1 p.p.	1.8 p.p.	1.4 p.p.

(a) Pre-operating expenses consist of legal and administrative expenses incurred in connection with medical facilities under construction, such as Clínica Chiclayo, costs relating to the Torre Trecca PPP, and legal and administrative expenses incurred in connection with the acquisition of land banks for future facilities.

(b) Business development expenses consist of expenses incurred in connection with projects to expand into new markets, including through greenfield projects and M&A activity, as well as a one-time reversal of the holdback from the acquisition of OCA in Mexico.

(c) Change in fair value of earn-out liabilities related to the acquisition of IMAT Oncomedica.

(d) Stock-based consideration includes share-based payments plans for non-executive members of the Board of Directors and other Auna management including executives and employees.

(e) Personnel non-recurring compensation related to the implementation of an efficiency program across business units aimed at streamlining processes and capturing synergies on the local and regional levels.

At the segment level, 4Q24 adjustments include (i) Business development expenses of S/0.1 million in Healthcare Services Mexico, S/0.1 million in Healthcare Services Colombia, and S/2.4 million in Holdings and eliminations; (ii) Stock based consideration of S/ 5.7 million in Healthcare Services Mexico, S/0.5 million Healthcare Services Peru, S/0.6 million in Oncosalud, S/0.1 million in Healthcare Services Colombia, and S/-4.0 million in Holdings and eliminations; (iii) Personnel non-recurring compensation of S/1.1 million in Healthcare Services Mexico, S/1.1 million in Healthcare Services Peru, S/1.3 million in Healthcare Services Colombia and S/1.1 million in Oncosalud.

In 4Q23 adjustments include (i) Pre operating expenses of S/0.1 million in Holdings and eliminations; (ii) Change in fair value of earn-out liabilities of S/21.4 million in Colombia and (iii) Stock based consideration of S/3.7 million in Holdings and eliminations.

At the segment level, FY24 adjustments include (i) Pre operating expenses of S/1.9 million in Healthcare Services Mexico and S/0.3 million in Holdings and eliminations; (ii) Business development expenses of S/42.4 million in Healthcare Services Mexico, S/0.1 million in Healthcare Services Colombia and S/2.4 million in Holdings and eliminations; (iii) Stock based consideration of S/ 5.7 million in Healthcare Services Mexico, S/0.5 million Healthcare Services Peru, S/0.6 million in Oncosalud, S/0.1 million in Healthcare Services Colombia, and S/2.2 million in Holdings and eliminations; (iv) Personnel non-recurring compensation of S/3.1 million in Healthcare Services Mexico, S/3.9 million in Healthcare Services Peru, S/2.0 million in Healthcare Services Colombia and S/1.1 million in Oncosalud.

At the segment level, FY23 adjustments include (i) Pre operating expenses of S/0.9 million in Holdings and eliminations; (ii) Business development expenses of S/0.6 million in Holdings and eliminations; (iii) Change in fair value of earn-out liabilities in Colombia of S/17.3 million; (iv) Stock based consideration of S/3.7 million in Holdings and eliminations.

Consolidated Peru Adjusted EBITDA: is calculated by adding Healthcare Services Peru segment Adjusted EBITDA plus Oncosalud Peru segment Adjusted EBITDA.

Consolidated Peru Adjusted EBITDA Margin: is calculated as Healthcare Services Peru segment Adjusted EBITDA plus Oncosalud Peru segment Adjusted EBITDA, divided by total revenues from Healthcare Services Peru Segment plus total revenues from Oncosalud Peru segment.

Adjusted Net Income: is calculated as profit (loss) for the period plus adjustments as described below.

AUNA

Adjusted Net Income Reconciliation

(Figures in millions of Soles and millions of US Dollars, unless expressed otherwise)

	4Q'24 (USD)	4Q'24	4Q'23	FY 24	FY 23
Net Income (Loss)	6	24	(219)	124	(214)
(a) Pre-operating expenses	0.0	0.0	0.1	2.3	0.9
(b) Business development expenses	0.7	2.6	0.0	(39.9)	0.6
(c ) Change in fair value of earn-out liabilities	0.0	0.0	21.4	0.0	17.3
(d) Stock-based consideration	0.8	2.9	3.7	9.1	3.7
(e ) Personnel non-recurring compensation	1.2	4.6	0.0	10.1	0.0
(f) Non-cash and extraordinary financial costs	1.5	5.6	215.5	35.2	234.1
(g) Allocated tax effects	(0.8)	(3.0)	(26.9)	5.7	(28.2)
(=) Adjusted Net Income	10	36	(6)	146	14

(a) Pre-operating expenses consist of legal and administrative expenses incurred in connection with medical facilities under construction, such as Clínica Chiclayo, costs relating to the Torre Trecca PPP, and legal and administrative expenses incurred in connection with the acquisition of land banks for future facilities.

(b) Business development expenses consist of expenses incurred in connection with projects to expand into new markets, including through greenfield projects and M&A activity, as well as a one-time reversal of the holdback from the acquisition of OCA in Mexico.

(c) Change in fair value of earn-out liabilities related to the acquisition of IMAT Oncomedica.

(d) Stock-based consideration includes share-based payments plans for non-executive members of the Board of Directors and other Auna management including executives and employees.

(e) Personnel non-recurring compensation related to the implementation of an efficiency program across business units aimed at streamlining processes and capturing synergies on the local and regional levels.

(f) Non-cash and non-recurring financial costs include; 1) one-time non-recurring costs of refinancing activities; 2) non-cash derivative costs related to mark to market of legacy derivatives related to extinguished financings; and 3) non-cash effects related to early extinguishment of financings.

(g) Allocated tax effects neutralize the tax shield that the items considered as adjustment have generated in the taxable profit.

Basic and Diluted Earnings per Share: Basic and Diluted Earnings per Share is calculated by dividing the profit attributable to owners of the Company by the weighted average number of basic and diluted shares outstanding during the period, which excludes treasury shares.

Adjusted Basic and Diluted Earnings per Share: Adjusted Basic and Diluted Earnings per Share is calculated by dividing profit attributable to owners of Adjusted Net Income of the Company by the weighted average number of basic and diluted shares outstanding during the period, which excludes treasury shares.

AUNA

Adjusted EPS Reconciliation

(Figures in millions of Soles and millions of US Dollars, unless expressed otherwise)

	4Q'24 (USD)	4Q'24	4Q'23	FY 24	FY 23
Net Income (Loss)	6	24	(219)	124	(214)
Income (Loss) attributable to Owner of the company	6	22	(211)	110	(254)
Weighted average number of basic and diluted shares at December 31		74.2	43.9	67.5	43.9
Basic and diluted earnings per share	0.08	0.30	(4.81)	1.63	(5.78)
Adjusted Net Income (Loss)	10	36	(6)	146	14
Income (Loss) attributable to owners of Adjusted Net Income	9	35	2	133	(26)
Weighted average number of basic and diluted shares at December 31		74.2	43.9	67.5	43.9
Adjusted Basic and Diluted Earnings per Share	0.12	0.47	0.05	1.97	(0.58)

Leverage Ratio: We calculate Leverage Ratio as (i) current and non-current loans and borrowings plus current and non-current lease liabilities minus (ii) cash and cash equivalents, divided by (iii) Last twelve months Adjusted EBITDA.

AUNA

Leverage Ratio

(Figures in millions of Soles, unless expressed otherwise)

	2023	2024

Current and non-current loans & borrowings	3,762	3,620
Current and non-current lease liabilities	158	148
Cash and cash equivalents	241	236
Net Debt	3,678	3,532
Adjusted LTM EBITDA	825	993
Leverage Ratio	4.5x	3.6x

Net Debt: We calculate Net Debt as Gross Debt minus Cash and cash equivalents.

AUNA

Net Debt Reconciliation

(Figures in millions of Soles, unless expressed otherwise)

	2023	2024

(+) Loans and borrowings	3,762	3,620
Short term debt	385	654
Long term debt	3,376	2,966
(+) Lease Liabilities	158	148
Gross Debt	3,920	3,768
(-) Cash and cash equivalents	241	236
Net Debt	3,678	3,532

FX Neutral: FX Neutral (“FXN”) measures are prepared and presented to eliminate the effect of foreign exchange, or “FX,” volatility between the comparison periods, allowing management and investors to evaluate financial performance despite variations in foreign currency exchange rates, which may not be indicative of core operating results and business outlook.

FX Neutral measures are presented because management believes that these non-IFRS financial measures can provide useful information to investors, securities analysts and the public in their review of operating and financial performance, although they are not calculated in accordance with IFRS or any other generally accepted accounting principles and should not be considered as a measure of performance in isolation.

The FX Neutral measures were calculated to present what such measures in preceding periods would have been had exchange rates remained stable from these preceding periods until the date of the Company's most recent financial information.

The FX Neutral measures for the three months ended December 31, 2023 were calculated by multiplying the as reported amounts of Revenue, Adjusted EBITDA and the key business metrics for such period by the average Mexican pesos / Peruvian soles exchange rate for the three months ended December 31, 2023 (MXN 4.6395 to PEN 1.00) and the average Colombian pesos / Peruvian soles exchange rate for the three months ended December 31, 2023 (COP 1,074.3744 to PEN 1.00); then using such results to re-translate the corresponding amounts back to Peruvian soles by dividing them by the average Mexican pesos / Peruvian soles and Colombian pesos / Peruvian soles exchange rate for the three months ended December 31, 2024 (MXN 5.3450 to PEN 1.00 / COP 1,157.2098 to PEN 1.00), so as to present what certain of statement of profit and loss amounts and key business metrics would have been had exchange rates remained stable from this past period until the three months ended December 31, 2024.

Safe Harbor Statement

This press release contains forward-looking statements. Forward-looking statements convey our current expectations or forecasts of future events. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from the forward-looking statements that we make. Forward-looking statements typically are identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” ”estimate,” “intend,” “project,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions. Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including, [Net Debt-to-Adjusted EBITDA][Leverage Ratio], 2025 Adjusted EBITDA growth, the expected impact on revenues and profitability of certain initiatives we are pursuing in Mexico, our expected long-term financial position and flexibility as a result of certain initiatives we are pursuing related to payors in Colombia and our target leverage level. Any or all of our forward-looking statements in this press release may turn out to be inaccurate. Our actual results could differ materially from those contained in forward-looking statements due to a number of factors.

The forward-looking statements in this press release represent our expectations and forecasts as of the date of this press release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see our Form F-1 filing with the U.S. Securities and Exchange Commission (the “SEC”).

2025 Financial Guidance Disclaimer

Auna′s guidance is based on management’s current performance outlook and expected macroeconomic and regulatory conditions in the three countries where the Company operates. Any changes in these conditions could have an impact on the guidance provided.

Auna’s 2025 financial guidance reflects management’s current assumptions regarding numerous evolving factors that are difficult to accurately predict, including those discussed in the Risk Factors set forth in the Company’s Form F-1 filed with the SEC. Reconciliations of forward-looking non-IFRS measures, specifically Leverage Ratio guidance, to the relevant forward-looking IFRS measures are not being provided, as the Company does not currently have sufficient data to accurately estimate the variables and individual adjustments for such guidance and reconciliations. Due to this uncertainty, the Company cannot reconcile projected Leverage Ratio to projected net income without unreasonable effort. The 2025 financial guidance constitutes forward-looking statements. For more information, see the “Forward-Looking Statements” section in this release.

IR Contact

Email: contact@aunainvestors.com

- Financial Tables Follow –

Balance Sheet (1/2)

AUNA

Balance Sheet

(Figures in millions of Soles and millions of US Dollars, unless expressed otherwise)

	Dec-24 (USD)	Dec-24	Dec-23	Δ Dec-24 vs Dec-23
Assets
Current assets
Cash and cash equivalents	63	236	241	(5)
Trade accounts receivable	256	962	861	101
Other assets	67	253	223	31
Inventories	38	144	131	13
Derivative financial instruments	2	9	1	8
Other investments	27	100	93	7
Total current assets	453	1,704	1,549	155
Non-current assets
Trade accounts receivable	0	1	0	0
Other assets	6	24	22	3
Investments in associates and joint venture	7	25	21	5
Property furniture and equipment	606	2,280	2,573	(293)
Intangible assets	706	2,657	3,129	(472)
Right-of-use assets	35	131	139	(8)
Investment properties	2	6	7	(1)
Derivative financial instruments	16	59	81	(23)
Deferred tax assets	51	194	167	26
Total non-current assets	1,428	5,377	6,140	(764)
Total assets	1,881	7,081	7,690	(609)

Balance Sheet (2/2)

(Figures in millions of Soles and millions of US Dollars, unless expressed otherwise)

Dec-24 (USD)	Dec-24	Dec-23	Δ Dec-24 vs Dec-23
Liabilities
Current liabilities
Loans and borrowings	174	654	385	269
Lease liabilities	9	32	32	1
Trade accounts payable	247	931	749	182
Other accounts payable	77	290	464	(174)
Provisions	3	12	19	(7)
Derivative financial instruments	4	15	-	15
Insurance contract liabilities	3	10	40	(30)
Total current liabilities	517	1,945	1,689	256
Non-current liabilities
Loans and borrowings	788	2,966	3,376	(411)
Lease liabilities	31	115	126	(11)
Trade accounts payable	1	3	4	(1)
Other accounts payable	19	73	221	(148)
Derivative financial instruments	7	27	-	27
Deferred tax liabilities	87	328	496	(167)
Total non-current liabilities	933	3,513	4,224	(711)
Total liabilities	1,450	5,458	5,913	(455)

Total equity	431	1,623	1,777	(154)
Total liabilities and equity	1,881	7,081	7,690	(609)

AUNA

Income Statement

(Figures in millions of Soles and millions of US Dollars, unless expressed otherwise

	4Q'24 (USD)	4Q'24	FY 24	Δ 4Q'24 vs	Δ FY 24 vs
				4Q'23	FY 23
Revenue
Healthcare Services Mexico	71	268	1,195	-6%	6%
Healthcare Services Colombia	94	353	1,443	6%	21%
Healthcare Services Peru & Oncosalud Peru	117	442	1,748	10%	13%
- Healthcare Services Peru	65	245	996	9%	13%
- Oncosalud Peru	73	276	1,071	13%	15%
- Holding and eliminations	(21)	(79)	(318)	18%	21%
Total Revenue	282	1,063	4,386	4%	13%
Cost of sales and services	(167)	(629)	(2,661)	-3%	9%
Gross profit	115	434	1,725	16%	20%
Gross margin		40.8%	39.3%	4.0 p.p.	2.3 p.p.
Selling expenses	(11)	(42)	(197)	0%	2%
Administrative expenses	(53)	(201)	(789)	4%	12%
(Loss) reversal for impairment of trade receivables	(3)	(13)	(41)	459%	619%
Other income and expenses, net	3	12	85	244%	193%
Operating profit	51	190	784	46%	40%
Finance income	2	7	25	5%	45%
Finance income from exchange difference	(8)	(31)	-	-196%	-100%
Finance costs	(37)	(138)	(592)	-61%	-24%
Finance costs from exchange difference	2	8	(42)	-54%	n.a
Net finance cost	(41)	(155)	(609)	-49%	-12%
Share of profit of equity accounted investees	1	2	9	56%	40%
Profit (loss) before tax	10	37	184	122%	248%
Income tax expense (benefit)	(4)	(13)	(60)	-73%	-34%
Net Income (Loss)	6	24	124	111%	158%
EBITDA
Healthcare Services Mexico	23	86	442	5%	15%
Healthcare Services Colombia	17	64	216	77%	22%
Healthcare Services Peru & Oncosalud Peru	25	92	365	28%	49%
- Healthcare Services Peru	6	22	135	26%	79%
- Oncosalud Peru	19	70	230	29%	35%
Holding and eliminations	0	2	(12)
Total EBITDA	65	244	1,012	30%	26%
Total Adjusted EBITDA	68	254	993	19%	20%
Adjusted EBITDA Margin		23.9%	22.6%	3.1 p.p.	1.4 p.p.

Statement of Cash Flows (1/2)

(Figures in millions of Soles and millions of US Dollars, unless expressed otherwise)

	FY 24 (USD)	FY 24	FY 23	Δ FY 24 vs FY 23
Cash flows from operating activities
(Loss) profit for the period	33	124	(214)	338
Adjustments for:
Depreciation	31	115	132	(17)
Depreciation of right-of-use assets	7	28	27	1
Amortization	20	76	77	(0)
Other income for reversal of others accounts payable to former shareholders	(12)	(47)	-	(47)
(Reversal) loss for Impairment of inventories	0	0	(2)	2
Equity-settled share-based payment transactions	2	9	4	5
Gain (loss) on disposal of property furniture and equipment	1	4	(1)	5
Loss on disposal of right-of-use assets net of leases	0	0	1	(1)
Loss on disposal of intangibles	0	1	0	1
Derecognition of other assets	1	2	-	2
Other expenses for changes in contingent consideration	-	-	21	(21)
Other income for reversal of contingent consideration	-	-	(4)	4
Reversal (loss) for impairment of trade receivables	11	41	6	35
Share of profit of equity-accounted investees	(2)	(9)	(6)	(3)
Technical provisions and other provisions	0	1	1	(0)
Finance income	(7)	(25)	(93)	68
Finance costs	168	634	784	(150)
Tax expense	16	60	90	(30)
Net changes in assets and liabilities
Trade accounts receivable and other assets	(91)	(343)	(316)	(27)
Inventories	(7)	(26)	(30)	4
Trade accounts payable and other accounts payable	61	230	184	46
Provisions and employee benefits	(2)	(6)	(4)	(1)
Insurance contract liabilities	(8)	(29)	25	(54)
Cash generated from operating activities	224	842	680	161
Income tax paid	(52)	(194)	(115)	(80)
Interest received	6	21	17	4
Net cash from operating activities	178	668	582	86

Statement of Cash Flows (2/2)

(Figures in millions of Soles and millions of US Dollars, unless expressed otherwise)

	FY 24 (USD)	FY 24	FY 23	Δ FY 24 vs FY 23
Cash flows from investing activities
Acquisition of subsidiary net of cash acquired	-	-	(60)	60
Payment for accounts payables to former shareholder	(8)	(30)	(1)	(29)
Purchase of properties furniture and equipment	(24)	(91)	(116)	25
Purchase of intangibles	(14)	(51)	(49)	(2)
Dividends from equity-accounted investees	1	3	1	2
Other assets (Trust funds)	-	-	95	(95)
Purchase of other investments net of sales	(6)	(21)	(22)	1
Proceeds from sale of property furniture and equipment	0	0	4	(4)
Payment for contingent consideration	(13)	(47)	(36)	(11)
Proceeds from advance payment for purchase of shares	-	-	12	(12)
Net cash used in investing activities	(63)	(237)	(173)	(64)
Cash flows from financing activities
Proceeds from issuance of common stock in initial public offering, net of issuance costs	337	1,268	-	1,268
Proceeds from settlement of derivatives - interest rate swaps	(0)	(1)	-	(1)
Payments of initial public offering costs	(4)	(16)	-	(16)
Proceeds from loans and borrowings	329	1,239	4,871	(3,632)
Payment for loans and borrowings	(299)	(1,126)	(4,521)	3,395
Payment for lease liabilities	(12)	(46)	(43)	(3)
Penalty paid for debt prepayment	-	-	(53)	53
Payment for costs of Extinguishment of debt	(4)	(17)	-	(17)
Payment for derivatives premiums	(13)	(51)	(51)	0
Interest paid	(120)	(451)	(567)	116
Dividends paid	(0)	(1)	(7)	6
Acquisition of non-controlling interest	(323)	(1,218)	-	(1,218)
Net cash used in financing activities	(111)	(418)	(370)	(48)
Net increase in cash and cash equivalents	4	14	39	(26)
Cash and cash equivalents at January 1	64	241	209	32
Exchange difference on cash and cash equivalents for the period	(5)	(19)	(7)	(12)
Cash and cash equivalents at the end of the period	63	236	241	(5)

Historical Financial Metrics

AUNA

Key Financial Metrics

(Figures in millions of Soles and millions of US Dollars, unless expressed otherwise)

	4Q'22	1Q'23	2Q'23	3Q'23	4Q'23	1Q'24	2Q'24	3Q'24	4Q'24
Revenue
Oncosalud Peru	215	221	230	237	244	253	269	273	276
Healthcare Services Peru	190	212	217	230	225	241	255	255	245
Healthcare Services Colombia	237	252	282	324	335	349	378	363	353
Healthcare Services Mexico	216	271	281	294	284	308	302	316	268
Holding and eliminations	(54)	(62)	(64)	(69)	(67)	(76)	(83)	(80)	(79)
Total revenue from contracts with customers	804	894	946	1,015	1,021	1,076	1,120	1,127	1,063
Cost of sales and services	(525)	(566)	(586)	(643)	(645)	(662)	(693)	(677)	(629)
Gross profit	279	328	360	372	376	414	427	449	434
Selling expenses	(39)	(46)	(51)	(55)	(42)	(53)	(48)	(55)	(42)
Administrative expenses	(153)	(144)	(191)	(177)	(193)	(191)	(202)	(195)	(201)
Impairment losses on trade receivables	(2)	(1)	(2)	(1)	(2)	0	(3)	(25)	(13)
Other expenses	(1)	0	0	0	(21)	0	0	0	(2)
Other income	6	8	20	10	13	11	8	54	14
Operating profit	90	145	136	149	130	182	183	229	190
Finance income	5	4	3	3	6	6	7	6	7
Finance income from exchange difference	(7)	13	30	0	33	3	0	28	(31)
Finance costs	(126)	(139)	(129)	(158)	(357)	(177)	(139)	(138)	(138)
Finance costs from exchange difference	3	0	0	(17)	17	0	(49)	0	8
Net finance cost	(126)	(122)	(96)	(172)	(302)	(168)	(182)	(103)	(155)
Share of profit of equity-accounted investees	1	1	2	2	1	2	2	2	2
Profit (loss) before tax	(36)	24	42	(20)	(170)	16	3	127	37
Income tax (expense) benefit	(37)	(24)	(19)	3	(50)	(25)	5	(27)	(13)
Net Income	(73)	0	23	(18)	(219)	(8)	8	101	24
EBITDA	155	210	194	210	188	241	241	286	244
EBITDA Adjustments
Net Income	(73)	0	23	(18)	(219)	(8)	8	101	24
Income tax expense	37	24	19	(3)	50	25	(5)	27	13
Net finance cost	126	122	96	172	302	168	182	103	155
Depreciation and amortization	64	65	56	59	56	56	56	55	52
Pre-operating expenses	21	0	0	1	0	0	2	0	0
Business development expenses	1	1	0	0	0	0	1	(44)	3
Change in fair value of earn-out liabilities	0	0	(4)	0	21	0	0	0	0
Stock-based consideration	0	0	0	0	4	0	0	6	3
Personnel non-recurring compensation	0	0	0	0	0	0	4	2	5
Adjusted EBITDA	177	211	190	211	213	241	248	250	254

AUNA

Key Operating Metrics

	FY 24	FY 23	Δ FY 24 vs FY 23
Oncosalud Peru
Plan memberships (1) (2)	1,365,028	1,270,930	7.4%
Average monthly revenue per plan member (3)	S/ 58.92	S/ 58.25	1.1%
Preventive check-ups (4)	106,457	120,258	-11.5%
Patients treated (5)	58,559	57,022	2.7%
Medical loss ratio (6)	57.3%	53.8%	3.5 p.p

Healthcare Services
Total bed capacity (1)(7)	2,214	2,199	0.7%
Surgeries (8)	88,668	88,857	-0.2%
Emergency treatments (9)	365,942	353,303	3.6%
Operating capacity utilization (10)	81.6%	80.3%	1.3 p.p
Total capacity utilization (11)	66.4%	63.8%	2.6 p.p

1)	As of period end and as reported to the National Superintendence of Health Susalud. Includes Oncology plans and Health plans.

2)	Includes active plan members and inactive members. Inactive members are defined as those plan members that have not paid monthly fees due for up to three months. As of December 31, 2024, we had 1,240,014 active members and 125,014 inactive members.

3)	Total revenue for the period corresponding to insurance revenue in the Oncosalud Peru segment divided by the average number of plan members during the period, divided by the number of months in the period.

4)	Preventive check-ups consider Oncology check-ups at the Centro de Bienestar Ambulatorio – CBA (wellness center) in Lima, Peru. The number of Healthcare checkups is negligible.

5)	Number of individual plan members receiving treatment for cancer during the period, which may include multiple instances of treatment per plan member.

6)	MLR is calculated as (i) claims for medical treatment generated by our prepaid oncology and general healthcare plans plus (ii) technical reserves relating to plan members treated pursuant to such plans, whether at our facilities or third-party facilities, divided by revenue generated by our prepaid oncology and general healthcare plans.

7)	Includes all beds within the Healthcare Network and excludes 109 Oncology beds.

8)	Number of surgeries includes surgeries outpatient surgeries and cesarean sections

9)	Emergency care includes the number of visits in the emergency room and may include several visits per patient.

10)	Operating capacity utilization (Occupancy) is calculated as (i) (x) total number of days in which any of our beds had a hospitalized patient during the period divided by (y) total number of operating beds, times (ii) total number of days during the period.

11)	Total capacity utilization (Occupancy) is calculated as (i) (x) total number of days in which any of our beds had a hospitalized patient during the period divided by (y) total number of beds, times (ii) total number of days during the period.